SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 64)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                    Venable, Baetjer, Howard & Civilleti, LLP
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                January 11, 2000
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 39 Pages)

CUSIP No.  669 752107                                         Page 2 of 39 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                     10.    Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 39 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                    10.     Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 39 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                    10.     Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO
ghm01!
CUSIP No.  669 752107                                         Page 5 of 39 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         NNI Acquisition Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      14,430,427 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            14,430,427 shares

                                    10.     Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3

14.      Type of Reporting Person

         CO

         This Amendment No. 64 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by (i) Concept Communications, Inc., a Delaware corporation ("Concept"), (ii) Crown Communications Corporation, a Delaware corporation ("Communications"), (iii) Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), and, by this Amendment No. 64, (iv) NNI Acquisition Corporation, a Delaware corporation ("NAC"), relating to the Common Stock, par value Four Cents ($.04) per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 2.           Identity and Background

a. Item 2 is hereby amended and modified by deleting the material set forth in the first paragraph in Item
2 and by inserting in lieu thereof the following:

         This amendment is filed by Concept, a Delaware corporation, Communications, a Delaware corporation, Capital, a Delaware non-stock corporation and NAC, a Delaware corporation. Concept, Communications, Capital and NAC are sometimes referred to as the "Reporting Persons." With respect to voting securities of the Issuer, the Reporting Persons constitute a group (the "Reporting Group"), within the meaning of Rule 13d-5(b)(1) promulgated under the Act.

b. Item 2 is hereby further amended and modified by deleting the material set forth in the last paragraph in Item 2 and by inserting in lieu thereof the following:

         NAC has its principal business and executive offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. NAC was formed at the direction of Concept and Communications, its sole stockholders, in connection with the transactions contemplated by the Merger Agreement (as defined and further discussed below in Item 4). NAC's primary assets are shares of the Common Stock and the Preferred Stock transferred to it by Concept and Communications. NAC has not and will not engage in any business activities (other than other than those incident to its formation and the Merger). Dong Moon Joo (President) and Werner Seubert (Vice President and Treasurer) are the directors and executive officers of NAC.


         During the last five years, none of Concept, Communications, Capital, NAC, Ms. Eby and Messrs. Joo, Hugel, Gogan, Seubert, Agres, Cooperrider, Morton, Salonen, Ward, Guerra and McDevitt has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds to be used by NAC for the purchase of the shares of Preferred Stock and Common Stock pursuant to the Merger Agreement (as defined below), will be obtained by NAC as a loan from Communications, which in turn obtained such funds from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.


Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         Agreement and Plan of Merger (which, if consummated, would result in a material change in the capitalization of the Issuer, as well as a delisting of the Issuer's securities)

         On January 11, 2000, NAC and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which is attached hereto as Exhibit
64.1, to consummate the transactions contemplated by the letter from Communications to the Issuer dated October 8, 1999 (the "October 8 Offer Letter"). The October 8 Offer Letter was previously filed with the Commission as
Exhibit 60.1 to Amendment No. 60 to the Schedule 13D. The following is a description of the material terms of the Merger Agreement:

         Structure of the Merger

         The Merger Agreement provides that, subject to the requisite vote of a majority of the stockholders of the Issuer, and further subject to the condition that holders of no more than five percent (5%) of the outstanding shares (on an as converted basis) elect to exercise their dissenters' rights, NAC will be merged with and into the Issuer (the "Merger"), the separate corporate existence of NAC will cease and the Issuer will be the surviving corporation (the "Surviving Corporation").

         At the time of filing of a Certificate of Merger evidencing the Merger (the "Certificate of Merger"), which shall take place as soon as practicable after the meeting of the stockholders of the Issuer to approve the Merger Agreement, each outstanding share of Common Stock (other than Common Stock held by dissenting stockholders, NAC or in the treasury of the Issuer) will be converted into and represent the right to receive Seven Cents ($0.07) in cash and without interest and each outstanding share of Preferred Stock (other than Preferred Stock held by dissenting stockholders, NAC or in the treasury of the Issuer) will be converted into and represent the right to receive Seven Dollars ($7.00) in cash and without interest. Each share of Common Stock and each share of Preferred Stock owned by NAC, or held in the treasury of the Issuer, immediately prior to the filing of the Certificate of Merger shall be cancelled and cease to
                                      -ii-
exist at and after the filing of the Certificate of Merger and no consideration shall be paid with respect thereto.

         Finally, each share of Common Stock of NAC that is issued and outstanding immediately prior to the filing of the Certificate of Merger shall be converted into and represent the right to receive one fully paid and non-assessable share of Common Stock, par value One Cent ($0.01) per share, of the Surviving Corporation, and such shares of Common Stock of the Surviving Corporation shall constitute the only issued shares of the Surviving Corporation.

         As a result of the above transactions, after the filing of the Certificate of Merger, Communications and Concept will be the sole stockholders of the Surviving Corporation.

         Effect of the Merger

         If the proposed Merger is consummated, current stockholders of the Common Stock of the Issuer, other than Communications and Concept, will no longer have an equity interest in the Issuer and, therefore, will not share in its potential future earnings and growth prospects.

         As a result of the Merger, the Issuer would become a privately held company. The Common Stock would no longer be traded on the NASDAQ OTC Bulletin Board or otherwise traded in the public markets. The registration of the Common Stock under the Securities Exchange Act of 1934, as amended, would terminate, and the Issuer would cease filing reports with the Securities and Exchange Commission (the "Commission"). The Issuer also would be relieved of the obligation to comply with the proxy rules of Regulation 14A of the Exchange Act of 1934 (the "Exchange Act"), and its officers, directors and 10% stockholders would be relieved from the transaction reporting requirements and the restrictions on insider trading under Section 16 of the Exchange Act.

         As a result of the Merger, Communications and Concept would, as the sole stockholders of the Issuer, have the opportunity to share in the Issuer's future earnings and growth and may have tax consequences different from the other current stockholders as a result of the consummation of the Merger.

         Schedule 13E-3 and Proxy Material; Stockholders' Meeting

         NAC and the  Issuer  will  prepare  and file  with the  Commission  the
Schedule 13E-3 and proxy statement required to be filed with respect to the consummation of the transactions contemplated by the Merger Agreement. The Issuer, acting through its Board of Directors, shall cause a meeting of its stockholders to be duly called, give notice of, convene and hold such meeting as soon as practicable for the purpose, inter alia, of approving the Merger Agreement.

         Indemnification

         The Merger Agreement provides that the Issuer's directors, officers, employees and agents will be indemnified by NAC and the Issuer against certain liabilities, including liabilities, if any, under the federal securities laws, in connection with the Merger and the transactions contemplated thereby. The Merger Agreement also provides that the Issuer will maintain liability insurance policies, subject to certain limitations on the cost of such policies, for those officers and directors who are presently covered by such policies or will be covered by such policies at the time of the filing of the Certificate of Merger.

         Expenses

         Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

         The foregoing description of the Merger Agreement is qualified in its entirety by the text of the Merger Agreement which is attached hereto as Exhibit
64.1 and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

         Item 5 is deleted and replaced in its entirety with the following:

         (a), (b) The following table sets forth information with respect to the shares of the Common Stock beneficially owned by the Reporting Persons as of the close of business on January 18, 2000:



                AGGREGATE                                                                   SHARED
                NUMBER OF                                                    SOLE POWER    POWER TO
                SHARES                          SOLE POWER    SHARED POWER   TO DISPOSE    DISPOSE
                BENEFICI-        PERCENTAGE     TO VOTE OR    TO VOTE OR     OR DIRECT    OR DIRECT
NAME            ALLY OWNED       OF CLASS(1)    DIRECT VOTE   DIRECT VOTE    DISPOSITION  DISPOSITION
-----------------------------------------------------------------------------------------------------

Concept         14,430,472 (2)      70.3%           -0-       14,430,427         -0-      14,430,427
Communications  14,430,472 (2)      70.3%           -0-       14,430,427         -0-      14,430,427
Capital         14,430,472 (2)      70.3%           -0-       14,430,427         -0-      14,430,427
NAC             14,430,472 (2)      70.3%       14,430,427           -0-     14,430,427        -0-
-----------------------------------------------------------------------------------------------------

         (1) Computed on the basis of 20,524,411 shares of the Common Stock outstanding (20,274,411 shares of the Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1999 and assuming the conversion of the Preferred Stock owned by NAC).

         (2) Includes 14,180,427 shares of the Common Stock and 2,500 shares of the Preferred Stock (each convertible into 100 shares of the Common Stock) owned by NAC.

               None of Ms. Eby and Mssrs. Joo, Hugel, Gogan, Seubert, Agres, Cooperrider, Morton, Salonen, Ward, Guerra and McDevitt beneficially owns shares of the Common Stock or the Preferred Stock.

         (c) In contemplation of the Merger, as of January 7, 2000, Concept transferred 13,430,427 shares of the Common Stock (which includes 13,180,427 shares of the Common Stock and 2,500 shares of the Preferred Stock (each convertible into 100 shares of the Common Stock)) to NAC in exchange for 9,307 shares of the Common Stock of NAC, and Communications transferred 1,000,000 shares of the Common Stock to NAC in exchange for 693 shares of Common Stock of NAC.

         (d), (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 64.

Item 7.       Items to be Filed as Exhibits

Exhibit       Description

64.1          Agreement and Plan of Merger, dated as of January 11, 2000, by and
              between  The   Nostalgia   Network,   Inc.  and  NNI   Acquisition
              Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  January 20, 2000


                              CONCEPT COMMUNICATIONS, INC.


                              /s/ Nicholas Chiaia
                              --------------------------------------------------
                              By: Nicholas Chiaia, Secretary


                              CROWN COMMUNICATIONS CORPORATION


                              /s/ Nicholas Chiaia
                              --------------------------------------------------
                              By: Nicholas Chiaia, Secretary


                              CROWN CAPITAL CORPORATION


                              /s/ Nicholas Chiaia
                              --------------------------------------------------
                              By: Nicholas Chiaia, Secretary


                              NNI ACQUISITION CORPORATION


                              /s/ Nicholas Chiaia
                              --------------------------------------------------
                              By:  Nicholas Chiaia, Secretary

                                  Exhibit Index



Exhibit       Description                                                                                  Page

64.1          Agreement and Plan of Merger, dated as of January 11, 2000, by and                            13
              between  The  Nostalgia   Network,  Inc.   and   NNI   Acquisition
              Corporation.











                                      vii-

                                            TABLE OF CONTENTS


MERGER 1
      The Merger..................................................................................................1
      Surviving Corporation; Effects of the Merger................................................................1
      Effective Time..............................................................................................1
      Certificate of Incorporation of the Surviving Corporation...................................................1
      Bylaws of the Surviving Corporation.........................................................................2
      Board of Directors and Officers of the Surviving Corporation................................................2
      Conversion of Shares........................................................................................2
      Dissenting Shares...........................................................................................2
      Payment for Shares..........................................................................................3
      No Further Rights or Transfers..............................................................................4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................................................................4
      Corporate Organization......................................................................................4
      Authorization...............................................................................................5
      Capitalization of the Company...............................................................................5
      Certain Fees................................................................................................5
      SEC Filings.................................................................................................5
      Consents and Approvals; No Violations.......................................................................5
      No Undisclosed Material Liabilities.........................................................................6
      Proxy Statement; Other Information..........................................................................6
REPRESENTATIONS AND WARRANTIES OF NAC.............................................................................7
      Corporate Organization......................................................................................7
      Authorization...............................................................................................7
      Commitments for the Financing...............................................................................7
      Consents and Approvals; No Violations.......................................................................7
      Proxy Statement; Other Information..........................................................................8
COVENANTS.........................................................................................................8
      Conduct of Business of the Company..........................................................................8
      No Solicitation............................................................................................11
      Access to Information......................................................................................11
      Best Efforts...............................................................................................12
      Public Announcements.......................................................................................12
      Supplemental Information...................................................................................12
      Schedule 13E-3 and Proxy Material; Stockholders' Meeting...................................................12
      Agreement to Defend and Indemnify..........................................................................13
      Option Plans...............................................................................................14
      Deposit of Funds...........................................................................................14
CONDITIONS TO THE MERGER.........................................................................................14
      Conditions to Each Party's Obligation to Effect the Merger.................................................14
      Conditions to the Obligation of NAC to Effect the Merger...................................................15
      Conditions to the Obligations of the Company to Effect the Merger..........................................16
CLOSING..........................................................................................................16
      Time and Place.............................................................................................16
      Deliveries at the Closing..................................................................................16




TERMINATION AND ABANDONMENT......................................................................................16
      Termination................................................................................................16
      Procedure and Effect of Termination........................................................................17
GENERAL PROVISIONS...............................................................................................17
      Survival of Representations, Warranties, Covenants and Agreements..........................................17
      Amendment, Modification and Waiver.........................................................................17
      Waiver of Compliance; Consents.............................................................................18
      Severability...............................................................................................18
      Fees and Expenses..........................................................................................18
      No Third Party Beneficiaries...............................................................................18
      Additional Agreements......................................................................................18
      Notices....................................................................................................19
      Governing Law..............................................................................................19
      Counterparts...............................................................................................20
      Headings...................................................................................................20
      Entire Agreement...........................................................................................20


EXHIBIT A  AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE NOSTALGIA NETWORK, INC.


                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), is made as of the 11th day of January, 2000 by and between (i) THE NOSTALGIA NETWORK, INC., a Delaware corporation (the "Company"), and (ii) NNI ACQUISITION CORPORATION, a Delaware corporation ("NAC").

         WHEREAS, the Boards of Directors of the Company and NAC deem it advisable and in the best interests of the stockholders of such corporations to effect the merger of NAC with and into the Company (the "Merger"), to be consummated upon the terms and conditions set forth in this Agreement and in accordance with the applicable laws of the State of Delaware, whereby the outstanding shares of Common Stock, Four Cents ($0.04) par value, of the Company (the "Common Shares"), and the outstanding shares of Preferred Stock, Two Dollars ($2.00) par value, of the Company (the "Preferred Shares"), other than Common Shares and Preferred Shares held by NAC and other than Dissenting Shares (as defined in Section 1.8 hereof), be converted upon the Merger into the right to receive cash as provided in this Agreement.

         NOW THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                     MERGER

         1.1 The Merger. At the Effective Time (as defined in Section 1.3 hereof), and subject to the terms and conditions of this Agreement and the General Corporation Law of the State of Delaware (the "DGCL"), NAC shall be merged with and into the Company, the separate corporate existence of NAC shall thereupon cease, and the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation").

         1.2 Surviving Corporation; Effects of the Merger. At the Effective Time, the Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects specified in
Section 259 of the DGCL. The name of the Surviving Corporation shall be The Nostalgia Network, Inc.

         1.3 Effective Time. As soon as practicable following the Closing (as defined in Section 6.1 hereof), the parties hereto shall effect the Merger by filing with the Delaware Secretary of State a certificate of merger (the
"Certificate of Merger") in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the time of such filing being herein referred to as the "Effective Time").

         1.4 Certificate of Incorporation of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company or NAC, the Certificate of Incorporation of the Company shall be amended and restated to read substantially as set forth in Exhibit A to this Agreement. From and after the Effective Time, the Certificate of Incorporation of the Company, as so amended and restated, shall be the Certificate of Incorporation of the Surviving

Corporation, subject to the right of the Surviving Corporation to amend its Certificate of Incorporation after the Merger in accordance with the DGCL.

         1.5 Bylaws of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company or NAC, the Bylaws of NAC, as in effect at the Effective Time, shall be the Bylaws of the Surviving Corporation.

         1.6 Board of Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation, until the next annual shareholders' meeting of the Surviving Corporation and until their successors shall be duly elected or appointed and qualified. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified.

         1.7 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof :

             (a) Each Common Share that is issued and outstanding immediately prior to the Effective Time (other than Common Shares which are Dissenting Shares as defined in Section 1.8 hereof, and any Common Shares which are held by NAC or are held in the treasury of the Company) shall be converted into and represent the right to receive Seven Cents ($0.07) (the "Common Stock Merger Consideration"), in cash payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such Common Share.

             (b) Each Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than Preferred Shares which are Dissenting Shares as defined in Section 1.8 hereof, and any Preferred Shares which are held by NAC or are held in the treasury of the Company) shall be converted into and represent the right to receive Seven Dollars ($7.00) (the "Preferred Stock Merger Consideration"), in cash payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such Preferred Share.

             (c) Each share of Common Share of NAC that is issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive one fully paid and non-assessable share of Common Share, par value $0.01 per share, of the Surviving Corporation, and such shares of Common Share of the Surviving Corporation shall constitute the only issued shares of the Surviving Corporation.

             (d) Each Common Share and Preferred Share owned by NAC, or held in the treasury of the Company, immediately prior to the Effective Time shall be cancelled and cease to exist at and after the Effective Time and no consideration shall be paid with respect thereto.

         1.8 Dissenting Shares. Notwithstanding the provisions of Section 1.7 hereof, or any other provision of this Agreement to the contrary, Common Shares or Preferred Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such Common Shares or Preferred Shares in favor of the Merger and who shall have delivered a written demand for appraisal of such Common Shares or Preferred Shares in the manner provided in Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into the right to receive cash at or after the Effective Time, unless and until the holder of such Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment under the DGCL. If a holder of Dissenting Shares shall have so failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall automatically be converted into and represent the right to receive cash, without any interest thereon, as provided in Section 1.7(a) or 1.7(b) hereof, as the case may be.

         1.9 Payment for Shares.

             (a) Prior to the Effective Time, NAC shall deposit, or cause to be deposited in trust for the benefit of the Company's stockholders, in immediately available funds with a disbursing agent selected by NAC and reasonably satisfactory to the Company (the "Exchange Agent"), an amount (the "Fund") equal to the sum of (i) the product obtained by multiplying (A) the number of Common Shares issued and outstanding immediately prior to the Effective Time (other than Common Shares which are registered in the name of NAC or held in the treasury of the Company and other than Common Shares which are Dissenting Shares) as reflected on the stock transfer books of the Company immediately prior to the Effective Time by (B) the Common Stock Merger Consideration plus
(ii) the product obtained by multiplying (A) the number of Preferred Shares issued and outstanding immediately prior to the Effective Time (other than Preferred Shares which are registered in the name of NAC or held in the treasury of the Company and other than Preferred Shares which are Dissenting Shares) as reflected on the stock transfer books of the Company immediately prior to the Effective Time by (B) the Preferred Stock Merger Consideration. Out of the fund, the Exchange Agent shall, pursuant to irrevocable instructions, make the payments referred to in Sections 1.7(a) and 1.7(b) hereof.

             (b) As soon as practicable after the Effective Time, the Exchange Agent, pursuant to irrevocable instructions, shall mail to each holder of record (other than NAC) of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding Common Shares or Preferred Shares (the "Certificates"), a notice of effectiveness of the Merger, a form letter of transmittal (the "Letter of Transmittal") for return to the Exchange Agent, and instructions for use in effecting the surrender of the Certificates and to receive cash for each of such holder's Common Shares and Preferred Shares. The notice, Letter of Transmittal and instructions shall be in forms reasonably approved by counsel to the Company. The Letter of Transmittal shall specify that delivery shall be effected and risk of loss and title shall pass, only upon proper delivery to and receipt of such Certificate or Certificates by the Exchange Agent. The Exchange Agent, promptly following receipt of any such Certificate or Certificates, together with the Letter of Transmittal, duly executed, and any other items specified by the Letter of Transmittal, shall pay, by check or draft, to the holders of Certificates an amount equal to the sum of
(i) the product obtained by multiplying (A) the number of Common Shares represented by the Certificate or Certificates so surrendered by (B) Seven Cents ($0.07) plus (ii) the product obtained by multiplying (A) the number of Preferred Shares represented by the Certificate or

Certificates so surrendered by (B) Seven Dollars ($7.00). No interest will be paid or accrued on the cash payable upon the surrender of a Certificate or Certificates.

             (c) Any portion of the Fund which remains unclaimed for six (6) months after the Effective Time shall be paid to the Surviving Corporation upon demand, subject to any applicable escheat and other similar laws. Any holders of Certificates who have not theretofore complied with 1.9(b) hereof shall thereafter look only to the Surviving Corporation for payment of their claim for the consideration set forth in Section 1.7 hereof, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under Delaware law.

         1.10 No Further Rights or Transfers.

         At and after the Effective Time of the Merger, (i) each holder of a Certificate or Certificates that represented issued and outstanding Common Shares or Preferred Shares immediately prior to the Effective Time shall cease to have any rights as a stockholder of the Company, except for the right to surrender his or her Certificate or Certificates in exchange for the payment provided pursuant to Sections 1.7 and 1.9 hereof, or to perfect his or her right to receive payment for his or her Common Shares or Preferred Shares pursuant to
Section 262 of the DGCL and Section 1.8 hereof, if such holder has validly exercised and perfected and not withdrawn his or her right to receive payment for his or her Common Shares or Preferred Shares, and (ii) no transfer of Common Shares or Preferred Shares outstanding prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates formerly representing Common Shares or Preferred Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the consideration set forth in Section 1.7 hereof.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to NAC that:

         2.1  Corporate   Organization.   The  Company  is  a  corporation  duly
organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted. To the best knowledge of the executive officers of the Company, the Company is duly qualified or licensed as a foreign corporation in good standing in each jurisdiction in which the character of its properties or nature of its business activities requires such qualification, except to the extent that the failure to be so qualified or licensed would not have a material adverse effect upon the business, operations or the financial condition, of the Company. There are no corporations, limited liability companies, partnerships, joint venture associations or other entities of which the Company, directly or indirectly, owns or controls more than 10% of the voting securities or other voting interests ("Subsidiary").

         2.2 Authorization. The Company has the necessary corporate power and authority to enter into this Agreement. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company's Board of Directors and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the requisite vote of the stockholders of the Company). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by NAC, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

         2.3 Capitalization of the Company. As of the date hereof, the authorized capital stock of the Company consists of thirty million (30,000,000) shares of Common Stock, Four Cents ($0.04) par value, and one hundred twenty-five thousand (125,000) shares of Preferred Stock, Two Dollars ($2.00) par value. As of the date hereof, there are twenty million two hundred seventy-four thousand four hundred eleven (20,274,411) Common Shares issued and outstanding and three thousand two hundred fifty (3,250) Preferred Shares issued and outstanding. As of the date hereof, there are no Common Shares or Preferred Shares held in the Company's treasury. All of the outstanding Common Shares and Preferred Shares have been validly issued, and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. As of the date hereof, two million (2,000,000) Common Shares and no Preferred Shares are issuable upon exercise of options (the "Company Options") under stock option plans of the Company (collectively, the "Option Plans"). A description of the Option Plans and a list of all outstanding options, including the exercise price and other terms thereof, is set forth on Disclosure Schedule
2.3 attached hereto and made a part of hereof. Except as set forth above, as of the date hereof, there are no outstanding options, warrants, subscriptions, conversion or other rights, agreements or commitments obligating the Company to issue any additional shares of the capital stock or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for any shares of the capital stock of the Company.

         2.4 Certain Fees. With the exception of a fee payable to Chatsworth Securities LLC, which has acted as financial advisor to the Company's Board of Directors (including its disinterested directors) pursuant to a letter agreement which has been delivered to NAC, the Company has not employed any broker or finder or incurred any liability for any financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby.

         2.5 SEC Filings. To the best knowledge of the executive officers of the Company, the Company has timely made all of its filings required by the Securities and Exchange Commission (the "Commission"). All such filings are true and complete in all material respects.

         2.6 Consents and Approvals; No Violations.

             (a) To the best knowledge of the executive officers of the Company, the Company is not in violation of any applicable law, statute, order, rule or regulation promulgated
or  judgment  entered  by  any  federal,   state,  local  or  foreign  court  or
governmental authority relating to or affecting the operation, conduct or ownership of the property or business of the Company, which violation or violations would have a material adverse effect on the business, operations or financial condition of the Company.

             (b) Except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), (ii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iii) applicable requirements of state blue sky laws, no filing or registration with, no notice to and no permit, authorization, consent or approval of any public or governmental body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement or to enable the Company to continue to conduct its business after the Effective Time in a manner which is in all material respects consistent with that in which they are presently conducted, except where the failure to make such filing or to obtain such permit, authorization, consent or approval will not have a material adverse effect on the business, operations or financial condition of the Company. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) to the best knowledge of the executive officers of the Company, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches or defaults which in the aggregate would not have a material adverse effect on the business, operations or financial condition of the Company.

         2.7 No Undisclosed Material Liabilities. Except for intercompany loans made by Crown Communications Corporation, a Delaware corporation, and except as and to the extent set forth on the audited consolidated balance sheet of the Company at December 31, 1998, including the notes thereto (the "Balance Sheet"), the Company had, at December 31, 1998, no liabilities or obligations material to the Company. Since the date of the Balance Sheet, the Company has not incurred any liabilities material to the Company except (a) liabilities incurred in the ordinary and usual course of business and consistent with past practice and (b) liabilities incurred in connection with this Agreement and the transactions contemplated herein.

         2.8 Proxy Statement; Other Information. None of the information supplied by the Company included in the letter to stockholders, notice of meeting, proxy statement and form of proxy to be distributed to stockholders of the Company in connection with the Merger (collectively, the "Proxy Statement") or any schedules, including a Schedule 13E-3, required to be filed with the Commission in connection therewith (the "Schedules"), will, as of the date the Proxy Statement is first mailed to such stockholders, and on the date of the special meeting of the Company's stockholders and the date of any adjournment thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement and Schedules will comply as to form in all material respects with all applicable provisions of the Exchange Act.

                                   ARTICLE III

                      REPRESENTATIONS AND WARRANTIES OF NAC

         NAC hereby represents and warrants to the Company that:

         3.1 Corporate Organization. NAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.

         3.2 Authorization. NAC has the necessary, corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by NAC, the performance by NAC, its obligations hereunder and the consummation by NAC of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of NAC, and will have been duly and validly approved by the stockholders of NAC prior to the Effective Time, and no other corporate proceeding on the part of NAC is necessary for the execution and delivery of this Agreement by NAC, the performance of its obligations hereunder and the consummation by NAC of the transactions contemplated hereby. This Agreement has been executed and delivered by NAC and, assuming the due authorization, execution and delivery hereof by the Company, is a legal, valid and binding obligation of NAC, enforceable against NAC in accordance with its terms.

         3.3 Commitments for the Financing. NAC, or its respective associates or affiliates, has heretofore received commitments to provide sufficient funds to complete the transactions contemplated by this Agreement.

         3.4 Consents and Approvals; No Violations.

             (a) NAC is not in violation of any applicable law, statute, order, rule or regulation promulgated or judgment entered by any federal, state, local or foreign court or governmental authority relating to or affecting the operation, conduct or ownership of the property or business of NAC, which violation or violations would have a material adverse effect on the business, operations or financial condition of NAC.

             (b) Except for applicable requirements of the Exchange Act, state blue sky laws and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing or registration with, no notice to and no permit, authorization, consent or approval of any public or governmental body or authority is necessary for the consummation by NAC of the transactions contemplated by this Agreement or to enable the Surviving Corporation to continue to conduct its business after the Effective Time, except where the failure to make such filing, or to obtain such permit, authorization, consent or approval will not have a material adverse effect on the business, operations, or financial condition of NAC. Neither the execution and delivery of this

Agreement by NAC nor the consummation by NAC of the transactions contemplated hereby nor compliance by NAC with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of NAC, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which NAC is a party or by which it or any of its properties or assets may be bound or (iii) to the best knowledge of the executive officers of NAC, violate any order, writ, injunction, decree, statute, rule or regulation applicable to NAC, excluding from the foregoing clauses (ii) and (iii) violations, breaches or defaults which in the aggregate would not have a material adverse effect on the business, operations or financial condition of NAC.

         3.5 Proxy Statement; Other Information. None of the information supplied by NAC included in the Proxy Statement or any Schedule, or in any amendments or supplements thereto, required to be filed with the Commission in connection therewith, will, as of the date the Proxy Statement is first mailed to stockholders of the Company, and on the date of the meeting of the Company's stockholders and the date of any adjournment thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement and Schedules will comply as to form in all material respects with all applicable provisions of the Exchange Act.

                                   ARTICLE IV

                                    COVENANTS

         4.1  Conduct  of  Business  of  the   Company.   Except  as   expressly
contemplated by this Agreement, including cancellation of Company Options in accordance with Section 4.9(a) hereof, during the period from the date of this Agreement to the Effective Time, the Company will conduct its operations only in, and the Company shall not take any action except in, the ordinary and usual course of business and consistent with prior practice, and the Company shall use its best efforts to preserve substantially intact its business organization, goodwill, assets, permits and licenses, to keep available the services of its current officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it; to comply in all material respects with all laws, statutes, ordinances, rules and regulations applicable to the Company; and, prior to the Effective Time, the Company covenants and agrees that it will not, without the prior consent of NAC:

             (a) split, combine or reclassify any shares of its capital stock, declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities;

             (b) authorize for issuance, issue, sell, pledge, dispose of or encumber, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class of the Company or any securities convertible into or exercisable or exchangeable for shares of stock of any class of the Company, other than the issuance of shares pursuant to the exercise of Company Options outstanding as of the date hereof;

             (c) except as set forth in Section 4.9 and except in the ordinary and usual course of business and consistent with past practice, incur any material liability or obligation, issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity;

             (d) except as set forth in Section 4.9, adopt or amend any bonus, profit-sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, plan, fund or other arrangement (collectively, "Compensation Plans"), or grant, or become obligated to grant, any general increase in the compensation of officers or employees (including any such increase pursuant to any Compensation Plan) or any increase in the compensation payable or to become payable to any officer, institute any new employee benefit, welfare program or Compensation Plan, make any change in any Compensation Plan or other employee welfare or benefit arrangement or enter into any employment or similar agreement or arrangement with any employee;

             (e) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any material investment, either by purchase of stock or securities, contributions to capital, property transfer, or purchase of any material amount of properties or assets of any other individual or entity;

             (f) amend the Certificate of Incorporation or Bylaws of the Company;

             (g) except in the ordinary course of business, and except for settlements made by insurers, enter into any compromise or settlement of any litigation, proceeding or governmental investigation relating to the Company or its properties;

             (h)  change  in  any  material  respect  its  accounting   methods,
principles or practices except as in accordance with United States generally accepted accounting principles, consistently applied ("GAAP");

             (i) revalue any of its assets, including, without limitation, writing off notes or accounts receivable, other than in the ordinary course of business consistent with prior practice;

             (j) create, incur, assume, maintain or permit to exist any lien, pledge, mortgage, security interest, assessment, claim, lease, charge, option, right of first refusal, imperfection of title, easement, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation of any kind whatsoever ("Encumbrances") on any real, personal or mixed property, tangible or intangible, including without limitation, any leased property ("Property") of the Company, other than liens for federal, state or local taxes and assessments not yet payable ("Permitted Encumbrances");

             (k) create, incur or assume any indebtedness for borrowed money, including obligations in respect of capital leases, or guarantee any indebtedness for borrowed money or any other obligation of any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental or regulatory authority or other entity ("Person");

             (l) pay or discharge any material claim, liability or Encumbrance (whether absolute, accrued, contingent or otherwise), or waive any right, other than in the ordinary course of business consistent with past practice or pursuant to binding contractual obligations of the Company in existence on the date hereof;

             (m) hire any new employees, agents, independent contractors or consultants, except for those earning less than Fifty Thousand Dollars ($50,000) per annum who are hired in the ordinary course of business consistent with past practice and the then applicable Board of Directors', approved budget;

             (n) authorize or make any capital expenditure inconsistent with the then applicable Board of Directors' approved budget;

             (o) issue or agree to issue any shares of its capital stock or securities exchangeable for or convertible into such capital stock;

             (p) become a party to any agreement, amend or terminate any other agreement, contracts, leases, subleases, licenses, obligations, instruments or other legally binding commitments, arrangements or undertakings of any kind ("Contract"), other than in the ordinary course of business and consistent with past practice and the then applicable Board of Directors' approved budget;

             (q) make any investments in noninvestment grade securities;

             (r) make any loan, advance or capital contribution to or investment by the Company in any Person, except in the ordinary course of business and consistent with past practice;

             (s) file for voluntary bankruptcy or become subject to involuntary bankruptcy proceedings;

             (t) consider or adopt a plan of complete or partial liquidation, dissolution, rehabilitation, restructuring, recapitalization, re-domestication or other reorganization;

             (u) enter into any joint venture, partnership, managing general agency or similar arrangement with any Person;

             (v) take any action or course of action inconsistent with its compliance with the covenants and agreements contained in this Agreement; and

             (w) take or agree to commit to take any action that would make any representation or warranty of the Company contained herein inaccurate in any material respect at the Effective Time or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at such time.

         4.2 No Solicitation. The Company will not, and will use its best efforts to ensure that its officers, directors, representatives or agents shall not, directly or indirectly (i) solicit or initiate (including by way of furnishing any non-public information concerning the Company's business, properties or assets) negotiations with and (ii) subject to the exercise of their fiduciary responsibilities on advice of counsel, participate in any negotiations leading to any proposals or enter into any agreement with any corporation, partnership, person or other entity or group (other than NAC) (the "Third Party") concerning any tender offer, exchange offer, merger, consolidation, sale of substantial assets or of a significant amount of assets, sale of securities, liquidation, dissolution or similar transactions involving the Company (such proposals, announcements or transactions being referred to herein as "Acquisition Proposals"). The Company will promptly inform NAC of any inquiry (including the terms thereof and the identity of the Third Party making such inquiry) which it may receive in respect of an Acquisition Proposal and furnish to NAC a copy of any such inquiry. Nothing contained herein shall be construed to prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act or from making such other disclosure to stockholders which, in the judgment of the Board of Directors, on advice of counsel, may be required by law.

         4.3 Access to Information.


             (a) Between the date of this Agreement and the Effective Time, the Company will give NAC and its authorized representatives access during normal business hours to all personnel, offices and other facilities of the Company and to all books and records of the Company and will permit NAC to make such inspections as it may reasonably request and will cause its officers to furnish NAC with such financial and operating data and other information with respect to the business and properties of the Company as NAC may from time to time reasonably request.

             (b) NAC will hold and will cause its representatives (and its affiliates) to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the Company furnished to NAC (or its affiliates) in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (i) known by NAC or its affiliates (other than affiliates who are directors, officers or employees of the Company) prior to its disclosure to NAC or its affiliates by the Company, (ii) in the public domain through no fault of NAC or its affiliates or (iii) later lawfully acquired by NAC or its affiliates from other sources) and will not release or disclose such information to any other person, except in connection with this Agreement on a confidential basis to (A) its auditors, attorneys, financial advisors, other consultants and advisors and (B) responsible financial institutions, corporations, partnerships and individuals in connection with the Merger. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information can be shown to have been (i) previously known by NAC or its affiliates (other than affiliates who are directors, officers or employees of the Company) prior to its disclosure to NAC or its affiliates by the Company, (ii) in the public domain through no fault of NAC (or its affiliates) or (iii) later lawfully acquired by NAC (or its affiliates) from other sources, and, if requested by the Company, NAC (or its affiliates) will destroy or return to the Company all copies of written information furnished by the Company to NAC or to NAC's affiliates, agents, representatives or advisors. No investigation or access to information pursuant to this Section 4.3 shall affect any representation or warranty made by the Company.

         4.4 Best Efforts. Upon the terms and subject to the conditions hereof, NAC and the Company agree to use their respective best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including providing information necessary for inclusion in the Proxy Statement and Schedules, and shall use their respective best efforts to obtain all waivers, permits, consents and approvals and to effect all registrations, filings and notices with or to third parties or governmental or public bodies or authorities which are in the opinion of NAC or the Company necessary or desirable in connection with the transactions contemplated by this Agreement, including, without limitation, filings to the extent required under the Exchange Act. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of NAC, the Company and the Surviving Corporation shall take such action.

         4.5 Public Announcements. NAC and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

         4.6 Supplemental Information. From time to time prior to the Effective Time, each party hereto will promptly disclose in writing to the other any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be disclosed to such other party.

         4.7 Schedule 13E-3 and Proxy Material; Stockholders' Meeting. NAC and the Company will prepare and file with the Commission the documents, Schedules and amendments and supplements thereto required to be filed with respect to the transactions contemplated by this Agreement. The Company, acting through its Board of Directors, shall cause a meeting of its stockholders to be duly called, give notice of, convene and hold such meeting as soon as practicable for the purpose, inter alia, of approving this Agreement and all actions contemplated hereby which require the approval of the Company's stockholders. The Company will use its best efforts to obtain and furnish the information required to be included by it in any required Proxy Statement and, after consultation with NAC, respond promptly to any comments of the Commission relating to any preliminary proxy material or regarding the transactions contemplated by this Agreement and to cause the Proxy Statement relating to the transactions contemplated by this Agreement to be mailed to its stockholders, all at the earliest practicable time. Whenever any event occurs which should be set forth in an amendment or supplement to the Proxy Statement, Schedules or any other filing required to be made with the Commission, each party will promptly inform the other and cooperate in filing with the Commission and/or mailing to stockholders such amendment or supplement. The Proxy Statement, Schedules and all amendments and supplements thereto shall comply with applicable law and be in form and substance satisfactory to NAC and the Company. The Board of Directors of the Company, subject to the exercise of its fiduciary obligations, shall include in the Proxy Statement its recommendation that stockholders of the Company vote in favor of the approval and adoption of the Agreement and take such further actions as NAC may reasonably request in order to secure such approval and adoption. NAC shall cause to be present for the purpose of obtaining a quorum and shall vote, or cause to be voted, all of the Common Shares and Preferred Shares then owned by NAC or its affiliates in favor of the Merger at any meeting of the stockholders of the Company.

        4.8 Agreement to Defend and Indemnify.


            (a) In the event any action, suit, proceeding or investigation relating to the Merger, this Agreement or the transactions contemplated hereby or thereby is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, each present and former director, officer, employee and agent of the Company (the "Indemnified Parties") against losses, claims, damages, liabilities, costs, expenses (including attorneys' fees), judgments and amounts paid in settlement in connection with any threatened, pending or completed action, suit, claim, proceeding or investigation arising out of or pertaining to any action or omission occurring at or prior to the Effective Time (including, without limitation, any which arise out of or relate to the transactions contemplated by this Agreement) to the full extent permitted or required under Delaware law and the Company's Bylaws (and the Company or the Surviving Corporation, as the case may be, will advance expenses to each such person to the full extent so permitted). Neither the Company, the Surviving Corporation nor NAC shall be liable for any settlement effected by such
Indemnified Party (or group of Indemnified Parties) unless the Company, the Surviving Corporation or NAC, respectively, have approved such settlement in writing. Any Indemnified Party wishing to claim indemnification under this
Section 4.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify, in writing, the Company or the Surviving Corporation and NAC thereof; provided, however, that any failure to so notify the Company or the Surviving Corporation and NAC shall not relieve the Company or the Surviving Corporation and NAC of any obligation to indemnify such Indemnified Party or of any other obligation imposed by this Section 4.8 unless and to the extent such failure to so notify shall prejudice the position of the Company or the Surviving Corporation.

             (b) From the date of this Agreement, the Company or the Surviving Corporation, as the case may be, shall use its best efforts to provide officers' and directors' liability insurance covering the Indemnified Parties who were covered by the Company's officers' and directors' liability insurance on October 21, 1999 or who become officers or directors of the Company after such date and prior to the Effective Time with respect to actions and omissions occurring prior to the Effective Time upon terms no less favorable to the Indemnified Parties than such insurance maintained in effect by the Company on October 21, 1999 in terms of coverage and amounts, subject to the availability of such insurance at a cost not in excess of $82,000 per year, and if the amount of such insurance available for $82,000 per year is less than the amount in effect as of October 21, 1999, the amount of coverage provided will be the maximum amount available for $82,000 per year. The Surviving Corporation shall advise the Indemnified Parties at least annually as to the amount and coverage of such insurance then in effect. Such officers' and directors' liability insurance shall remain in full force and effect until the third anniversary of the Effective Time.

             (c) The covenants contained in this Section 4.8 shall survive the Closing, shall continue without time limit and are intended to benefit the Company and each of the Indemnified Parties. Subject to the requirements of the DGCL, the Certificate of Incorporation and Bylaws of the Company and the Surviving Corporation shall not be amended in a manner which adversely affects the rights of the Indemnified Parties under this Section 4.8.

         4.9 Option Plans. The Company shall take all steps necessary to (a) terminate, to the extent permitted by the terms thereof, the Option Plans immediately prior to the Effective Time, without prejudice to the rights of the holders of Company Options and (b) grant no additional Company Options under the Option Plans. Except as set forth below in this Section 4.9, the Company shall use its best efforts to take all actions necessary as soon a practicable after the date hereof (i) to cause each outstanding Company Option, whether or not exercisable or vested, to be cancelled, as of the Effective Time and (ii) to obtain the consent of each holder of a Company Option (whether or not then exercisable) to the cancellation thereof, to take effect as of the Effective Time. In exchange for the cancellation of each such Company Option, the Company may pay in respect thereof an amount to be mutually agreed upon by NAC and the holders of such Company Options or enter into other arrangements mutually acceptable to NAC and the holders of such Company Options.

         4.10 Deposit of Funds. Not less than ten days prior to the meeting of the Company's stockholders at which this Agreement will be voted upon, NAC shall cause to have deposited with a depository acceptable to the Company funds sufficient to make the payments required by Section 1.9(a) hereof.

                                   ARTICLE V

                            CONDITIONS TO THE MERGER

         5.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to this Agreement to consummate the Merger shall be subject to the following conditions, which may not be waived:

             (a) This Agreement and the Merger shall have been approved and adopted by the requisite vote or consent, if any, of the stockholders of the Company required by the Company's Certificate of Incorporation and the DGCL;

             (b) No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger; and

             (c) Chatsworth Securities LLC ("Chatsworth") shall have delivered to the Company a written fairness opinion for inclusion in the Proxy Statement, relating to the transactions contemplated by this Agreement.

         5.2 Conditions to the Obligation of NAC to Effect the Merger. The obligations of NAC to effect the merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, any one or more of which may be waived by NAC:

             (a) The Company shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Effective Time;

             (b) The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and shall be deemed to have been made again at and as of the Effective Time and shall then be true and correct in all material respects;

             (c) All licenses, permits, consents or approvals of governmental authorities or agencies necessary to consummate the Merger and to permit the continuance of operations of the Company by the Surviving Corporation thereafter shall have been received and shall be in full force and effect;

             (d) The terms of the Merger shall have been approved by a majority of the Company's disinterested directors;

             (e)  The  terms  of  the  Merger  shall  have  been   approved  and
recommended by a majority of the Company's Board of Directors;

             (f) The terms of the Merger shall have been approved by a majority of Company's stockholders;

             (g) Stockholders of the Company owning not more than five percent (5%) of the Company's issued and outstanding shares (on an as converted basis) shall have exercised dissenters' rights;

             (h) The Company shall have obtained and provided NAC a written opinion from Chatsworth that the terms of the Merger are fair to the Company's stockholders; and

             (i) The Company shall have obtained any and all regulatory approvals for the consummation of the Merger, and there shall have been no outstanding order of a court of competent jurisdiction enjoining the consummation of the Merger.

         5.3 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, any one or more of which may be waived by the Company:

             (a) NAC shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Effective Time; and

             (b) The representations and warranties of NAC contained in this Agreement shall be true as of the date hereof, and shall be deemed to have been made again at and as of the Effective Time and shall then be true and correct in all material respects.

                                   ARTICLE VI

                                     CLOSING

         6.1 Time and Place. Subject to the provisions of Articles V and VII hereof, the closing (the "Closing") of the transactions contemplated hereby shall take place at the offices of Venable, Baetjer, Howard & Civiletti, LLP, 1615 L Street, N.W., Suite 400, Washington, D.C. 20036, at 10:00 A.M., local time, as soon as practicable after the meeting of stockholders referred to in
Section 4.7 hereof (the "Closing Date") or at such other place or at such other time as NAC and the Company may mutually agree upon for the Closing to take place.

         6.2 Deliveries at the Closing. At the Closing, the Company and NAC shall cause the Certificate of Merger to be filed and recorded in accordance with the applicable provisions of the DGCL and shall take any and all other lawful actions necessary to cause the Merger to become effective.

                                  ARTICLE VII

                           TERMINATION AND ABANDONMENT

         7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the
Company:

             (a) By mutual consent of the Boards of Directors of NAC and the Company;

             (b) If NAC and the Company shall mutually agree that there shall be threatened, instituted or pending any action, proceeding or counterclaim by or before any court of competent jurisdiction or governmental administrative or regulatory agency or commission which, in the mutual agreement of NAC and the Company, might permanently restrain, enjoin or otherwise prohibit the transactions contemplated by this Agreement;

             (c) By either NAC or the Company:

          (i) If the Effective Time shall not have occurred by June 30, 2000;

          (ii) If a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action which has not been lifted (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

          (iii) If there has been a material failure to perform or comply with any of the covenants, obligations, agreements or conditions required in this Agreement to be performed or complied with by the other party and such nonperformance or noncompliance shall not have been cured or eliminated promptly or by its nature cannot be cured or eliminated promptly; or

          (iv) By either party if the other shall have breached any of its representations or warranties contained in this Agreement, which breach (A) is incapable of being cured by the breaching party or (B) would give rise to failure of the conditions set forth in Article V.

         7.2 Procedure and Effect of Termination. In the event of termination and abandonment of the Merger by the Company or NAC or both pursuant to Section
7.1 hereof, written notice thereof shall forthwith be given to the other and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

             (a) Upon request therefor, each party will redeliver any and all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same; and

             (b) No party hereto shall have any liability or further obligation to any other party to this Agreement except that the provisions of this Section
7.2 and Sections 4.3(b) and 4.8 hereof, shall remain in full force and effect.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

         8.1 Survival of Representations, Warranties, Covenants and Agreements. The respective representations, warranties, covenants and agreements of the parties hereto, other than those contained in Sections 1.8, 1.9, 4.3(b) and 4.8 hereof, shall not survive the Effective Time.

         8.2 Amendment, Modification and Waiver. Subject to applicable law, this Agreement may not be amended except by written agreement with the approval of the Boards of Directors of NAC and the Company, before or after the meeting of stockholders of the Company, at any time prior to the Effective Time with respect to any of the terms contained herein, except that the price per Common Share or Preferred Share to be paid pursuant to this Agreement to the holders of Common Shares or Preferred Shares shall in no event be decreased and the form of consideration to be received by the holders of such Common Shares or Preferred Shares in the Merger shall in no event be altered without the approval of such holders. The waiver of any term or condition in this Agreement shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. Any failure or delay on the part of either party in exercising any power or right hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise of any other right or power hereunder.

         8.3 Waiver of Compliance; Consents. Any failure of NAC, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the Company or NAC, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of either party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this
Section 8.3.

         8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

         8.5 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses.

         8.6 No Third Party Beneficiaries. Except for the provisions of this Agreement relating to Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and their permitted successors, and nothing in this Agreement, express or implied, is intended to confer upon any other person or entity any legal or equitable rights benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         8.7 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry
                                      -18-
out the purposes of this Agreement, the proper officers and directors of each corporation which is a party to this Agreement shall take all such necessary action.

         8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given or made as of (i) the date delivered personally against written receipt or (ii) five days after mailing if mailed by registered or certified mail (return receipt requested); to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a)      if to NAC:

                           NNI Acquisition Corporation
                           c/o Crown Communications Corporation
                           650 Massachusetts Avenue, N.W.
                           Washington, DC 20001
                           Attn: President
                           Facsimile: (202) 408-8496

                           with a copy under separate cover to:

                           Arthur E. Cirulnick, Esquire
                           Venable, Baetjer, Howard & Civiletti, LLP
                           1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036
                           Facsimile: (202) 429-3231

                  (b)      if to the Company:

                           The Nostalgia Network, Inc.
                           650 Massachusetts Avenue, N.W.
                           Washington, D.C. 20001
                           Attn: President
                           Facsimile: (202) 289-6632

                           with a copy under separate cover to:

                           Robert Kostecka, Esquire
                           Caplan, Buckner, Rohrbaugh & Kostecka Chtd.
                           3 Bethesda Metro, Suite 430
                           Bethesda, MD 20814
                           Facsimile: (301) 718-8358

         8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of laws rules thereof.

         8.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

         8.11 Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

         8.12 Entire Agreement. This Agreement, including the exhibits hereto and the documents and instruments referred to herein, constitutes the entire agreement of the parties hereto in respect of the subject matter contained herein. There are no agreements, restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above on its behalf by its duly authorized officers.

                                  THE NOSTALGIA NETWORK, INC.

                                  By:     /s/ Squire Rushnell
                                          --------------------------------------
                                  Name:   Squire Rushnell
                                          --------------------------------------
                                  Title:  President and Chief Executive Officer
                                          --------------------------------------


                                  NNI ACQUISITION CORPORATION

                                  By:     /s/ Dong Moon Joo
                                          --------------------------------------
                                  Name:   Dong Moon Joo
                                          --------------------------------------
                                  Title:  President
                                          --------------------------------------

                                                                       EXHIBIT A


              AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
                           THE NOSTALGIA NETWORK, INC.


         The Nostalgia Network, Inc., a corporation existing under the laws of the State of Delaware, hereby certifies as follows:

         1. The name of the corporation is THE NOSTALGIA NETWORK, INC.

         2. The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on July 15, 1987. Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware on October 9, 1987 and Certificates of Amendment of the Certificate of Incorporation of this corporation were filed with the Secretary of State of the State of Delaware on October 25, 1990 and June 15, 1992.

         3. This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation (as previously amended) and has been adopted pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

         4. The Certificate of Incorporation of the corporation is hereby further amended and restated to read in its entirety as follows:

         FIRST:  The name of the corporation is THE NOSTALGIA NETWORK, INC.

         SECOND: The name of the registered agent and the address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801, County of New Castle.

         THIRD: The purposes of the Corporation are to engage in, promote, conduct and carry on any lawful acts or activities for which corporations may be organized under the Delaware General Corporate Law of the State of Delaware, as amended (the "DGCL").

         FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Ten Thousand (10,000) shares of Common Stock, par value One Cent ($0.01) per share.

         FIFTH:  The Corporation is to have perpetual existence.

         SIXTH: The private property or assets of the stockholders of the Corporation shall not to any extent whatsoever be subject to the payment of the debts of the Corporation.

         SEVENTH: Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

         EIGHTH: The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. None of the directors need be a stockholder or a resident of the State of Delaware.

         NINTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. All references in this paragraph to a director shall also be deemed to refer to any other person who, pursuant to a provision of the certificate of incorporation in accordance with Section 141 subsection (a) of the DGCL, exercises or performs any of the powers or duties otherwise conferred or imposed upon the board of directors by the DGCL. No amendment to or repeal of this Article NINTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

         TENTH: In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized:

             A. To make, amend, alter or repeal the Bylaws of the Corporation;

             B. To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation;

             C. To set apart out of any funds of the Corporation available for dividends, a reserve or reserves for any proper purpose and to reduce any such reserve in the manner in which it was created; and

             D. To adopt from time to time Bylaw provisions with respect to indemnification of directors, officers, employees, agents and other persons as it shall deem expedient and in the best interests of the Corporation and to the extent permitted by law.

         ELEVENTH: The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

         TWELFTH: The Corporation reserves the right to amend, alter, change or repeal any provisions herein contained, in the manner now or hereafter prescribed by statute, and all rights, powers, privileges and discretionary authority granted or conferred herein upon stockholders or directors are granted subject to this reservation.

         5. This Amended and Restated Certificate of Incorporation has been duly approved and adopted by the Board of Directors of this Corporation.

         6. This Amended and Restated Certificate of Incorporation has been duly adopted of the stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the DGCL.


                                      -o0o-

         IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed and executed in its corporate name by Squire D. Rushnell, its President, and affirmed and acknowledged by Willard R. Nichols, its Secretary, this ___ day of _____________________, _____.


                                      THE NOSTALGIA NETWORK, INC.


                                      By:
                                              ----------------------------------
                                      Name:   Squire D. Rushnell
                                      Its:    President



ATTEST:


--------------------------------------
Willard R. Nichols, Secretary